Exhibit (a)(5)(E)

FOR IMMEDIATE RELEASE	Contact:	Kelly Youngblood
August 29, 2013		Halliburton, Investor Relations
investors@halliburton.com
281/871-2688

Beverly Blohm Stafford
Halliburton, Corporate Affairs
PR@halliburton.com
281/871-2601

HALLIBURTON ANNOUNCES FINAL RESULTS OF TENDER OFFER

HOUSTON, Texas – Halliburton (NYSE: HAL) today announced the final results of its modified Dutch auction tender offer, which expired at 11:59 p.m., New York City time, on Thursday, August 22, 2013.

Halliburton has accepted for purchase 68,041,236 shares of its common stock at a purchase price of $48.50 per share, for an aggregate cost of $3.3 billion, excluding fees and expenses relating to the tender offer. These shares represent approximately 7.4% of the total number of shares of Halliburton common stock issued and outstanding as of August 26, 2013.

The tender offer was oversubscribed and, pursuant to the terms of the tender offer, shares were accepted on a pro rata basis, except for tenders of odd lots, which were accepted in full, and except for certain conditional tenders automatically regarded as withdrawn pursuant to the terms of the tender offer. Halliburton has been informed by the depositary that the proration factor for the tender offer, after giving effect to the priority for odd lots, is approximately 69.466%. The depositary will promptly pay for the shares accepted for purchase and will return all other shares tendered.

Dave Lesar, chairman, president and chief executive officer, commented, “Our confidence in our long-term financial outlook has enabled us to increase our shareholder distributions while maintaining robust liquidity to fund future growth. This tender offer has been well-received by the investment community and, combined with share repurchases earlier this year and our dividend target of at least 15-20% of net income, reflects our commitment to deliver value to shareholders.”

Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC served as lead dealer managers for the tender offer, and Merrill Lynch, Pierce, Fenner & Smith Incorporated served as a co-dealer manager. Stockholders who have questions or would like additional information about the tender offer may contact the information agent for the tender offer, Georgeson Inc., at 888-293-6812 (toll-free).

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Halliburton/Page 2

About Halliburton

Founded in 1919, Halliburton is one of the world’s largest providers of products and services to the energy industry. With more than 75,000 employees, representing 140 nationalities in approximately 80 countries, the company serves the upstream oil and gas industry throughout the lifecycle of the reservoir – from locating hydrocarbons and managing geological data, to drilling and formation evaluation, well construction and completion, and optimizing production through the life of the field.

NOTE: The statements in this press release that are not historical statements, including statements regarding long-term financial outlook, future liquidity and future dividend targets, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. Halliburton’s Form 10-K for the year ended December 31, 2012, Form 10-Q for the quarter ended June 30, 2013, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings discuss some of the important risk factors identified that may affect Halliburton’s business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

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